UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF-Filing of Form 20F 2021	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA: FILING OF 2021 ANNUAL REPORT ON FORM 20-F

Madrid, February 25, 2022.- Telefónica, S.A. has filed with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2021. A copy of this report is available on the Company's website at the shareholders and investors’ section:

https://www.telefonica.com/en/web/shareholders-investors/financial_reports/20-f-sec-filing

Moreover, Telefónica's shareholders -and holders of Telefónica’s American Depositary Shares-may obtain, free of charge, a printed copy of the Company’s complete audited financial statements.

For a copy, requests should be addressed to:

Shareholders Office Department	Investors Relations
Ronda de la Comunicación	Ronda de la Comunicación s/n
28050 - Madrid	28050 - Madrid
SPAIN	SPAIN
Toll free number (calls within Spain):
900111004	Tel. +34914828700
Email: accion.telefonica@telefonica.com	Email: ir@telefonica.com

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 25, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid